

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 24, 2014

Via E-mail
Larry Rothstein
President
HMG Courtland Properties, Inc.
1870 South Bayshore Drive
Coconut Grove, FL 33133

> **Re:** **HMG Courtland Properties, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed March 22, 2013**
> **File No. 001-07865**

Dear Mr. Rothstein:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief